Filed by AirTran Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: AirTran Holdings, Inc.
Commission File No.: 1-15991

Special A-Line from Southwest Airlines

Chairman, President and CEO Gary Kelly

To All AirTran Airways Crew Members,

We are thrilled at the prospect of you joining our 35,000-member Southwest Airlines family. You have much to be proud of, and we will be proud to join with you.

While this is a big change for both airlines, I understand it is a bigger change for you. I know that change creates uncertainties and anxieties. Please know that we have a long history of taking care of our People. We have never had a furlough, a pay cut, or a benefits cut in our almost 40-year history. As you know, I cannot predict what will happen in the future or make guarantees. No one can. But, I can tell you we will work to earn your trust and respect in ways that are no different than we have behaved for four decades. You deserve nothing less.

At Southwest, we much admire what you have created and how you have persevered in the most challenging of decades in aviation history. You have a high quality, low-cost operation; a solid low-fare brand; a route network that will complement ours; a young all-Boeing fleet; and a profitable business. It’s clear why we would want a great airline, such as yours, to join ours.

The opportunities created by us joining together are greater than what we have otherwise. We see more flights, more aircraft, more Customers, and more jobs. We have many things in common, not the least of which is a passion for low fares. And that means more competition.

It will be quite a while before we can complete this deal. In the meantime, of course, we remain independent companies. Once we close, I look forward to meeting you all firsthand. Until then, I know you will continue to serve your Customers and take care of each other.

Our airlines have proud, independent histories. As we enter the next decade, we can build an even stronger future, together.

Here’s to blue skies for AirTran and Southwest!

Kindest regards,

Gary Kelly
Southwest Airlines Chairman, President, and CEO

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Special A-Line from Southwest Chairman, President and CEO Gary Kelly

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s operations and AirTran’s Crew Members. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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